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SEC FILE NUMBER
8-43115

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H.C. Wainwright & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

430 Park Avenue

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth J. Kirsch	212.356.0509	kkirsch@hcwco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC

(Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103	Iselin	New Jersey	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H.C. Wainwright & Co., LLC, as of December, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH ZAKAY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ZA6409705
Qualified in New York County
My Commission Expires 10-05-2024

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

H.C. Wainwright & Co., LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2021

H.C. Wainwright & Co., LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
H.C. Wainwright & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 1, 2022

H.C.Wainwright & Co., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Assets		
Cash	$ 35,599,743	
Receivables from broker-dealers and clearing organizations	23,009,192	
Deposit at clearing organizations	3,550,000	
Securities owned, at estimated fair value:		
Marketable stocks	2,753,147	
Nonmarketable stocks	323,099	
Leasehold deposits	463,348	
Prepaid expenses	378,843	
Fixed assets, net of depreciation and amortization	347,331	
Right of use asset	9,372,365	
Receivable from Parent	2,110,594	
Other receivables	910,340	
Total Assets		$ 78,818,002
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 36,896,621	
Lease liabilities	9,989,012	
Total Liabilities		$ 46,885,633
Member's Equity		31,932,369
Total Liabilities and Member's Equity		$ 78,818,002

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

H.C. Wainwright & Co., LLC (the "Company") is a Delaware limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and subject to the net capital and customer protection rules. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The Company's sole member is HCWHC Inc. ("Parent"), a Delaware C Corporation effective September 1, 2019. Prior to that date, the Parent was a Delaware limited liability company and was known as HCWHC LLC. Effective December 14, 2020, the Company's ultimate majority owner is H.C. Wainwright Employee Stock Ownership Trust. Previously, the majority owner was ZYXCO LLC, a New York limited liability company ("ZYXCO"). Effective January 1, 2021, the Parent is recognized as an S-Corporation by the Internal Revenue Service under Subchapter S of the Internal Revenue Code. Effective May 2021, the Company's majority owner, H.C. Wainwright Employee Stock Ownership Trust, became the sole owner of the Company. Effective May 28, 2021, the Parent is recognized as a C-Corporation by the Internal Revenue Service under Subchapter C of the Internal Revenue Code.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Use of Estimates in the Financial Statements

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized losses recognized as a component of revenues in the statement of income. A portion of the Company's securities owned are classified as "Nonmarketable." Nonmarketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether a buyer is identified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash, accounts payable and accrued expenses, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures", for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

<u>Level 1</u> - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 5.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and Equipment are reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of four and three years, respectively. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

NOTE 2 - SUMMARY OF SIGNFICANT ACCOUNTING PRINCIPLES (CONTINUED)

ACCOUNTING STANDARDS

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

Receivables from clearing broker: The Company's receivables from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

INCOME TAXES

For the period January 1, 2021, through May 27,2021, the Company's taxable income was included in the S Corporation tax return of the Parent. Accordingly, no provision for federal income taxes was made in the financial statements as the taxable income is included in the owner's individual income tax returns for the period January 1, 2021, through May 27,2021. The income tax provision reflected in the accompanying statement of operations primarily reflects the portion of the Company's liability for New York City corporate income tax and federal and state taxes post May 27, 2021, since New York City does not recognize S Corporation pass though status.

The Company is subject to tax imposed by Section 1374 of the Internal Revenue Code ("built-in gains tax"), which requires corporate-level tax on S corporations that dispose of assets that appreciated in value during the period that the corporation filed as a C Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

S corporations subject to built-in gains tax are required to pay tax at the highest corporate rate on all built-in gains realized during the ten-year period following the date of election to file as an S corporation. Management does not believe any amount should be accrued related to built-in-gains tax.

The Company will file consolidated federal, state and local tax returns with its Parent, which is a C Corporation for the period May 28, 2021, through December 31, 2021.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company has clearing agreements with clearing brokers, which provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreements, the Company is obligated to maintain deposits in the aggregate amount of $3,550,000. These deposits are shown in Deposits at clearing organizations in the statement of financial condition.

As indicated in Note 2, the Company recognizes Investment Banking Revenue and Commission Income on a trade date basis. At December 31, 2021, the Company has recorded the corresponding trade date receivable in Receivables from broker-dealer and clearing organizations.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash and receivables from broker-dealers. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk, unless obligated to do so. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains checking accounts at various financial institutions located in the

United States. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limits.

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity.

Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

For level 1 securities owned that are freely tradable and are listed on major securities exchanges, the Company uses their last reported sales price as of the valuation date. The Company uses current market price and at cost basis which approximates current market value as valuation techniques for level 3 securities.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 1 and 3 financial instruments:

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	At December 31, 2021			
	Level 1	Level 2	Level 3	Total
Assets – Securities Owned:				
Stocks	$ 2,753,147	$0	$323,100	$3,076,247

The following summarizes the change in carrying values associated with Level 1 & 3 financial instruments for the twelve months ended December 31, 2021:

Assets - Securities Owned: Stocks

	Stocks & Warrants
Balance - January 1, 2021	305,292
Receipts	4,157,152
Purchases	(8,335,768)
Net Purchases and Receipts	(4,178,616)
Gains (losses):	
Realized	6,831,351
Unrealized	118,219
Net Realized and Unrealized Gains(losses)	6,949,570
Balance - December 31, 2021	$3,076,246

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unrealized net gains or losses for Level 1 and 2 financial assets are a component of revenues in the statement of income.

Under ASU 2018-13, nonpublic entities are not required to complete a reconciliation of the opening balances to the closing balances of recurring Level 3 fair value measurements. Rather, such entities are required to separately disclose for these Level 3 fair value measurements only changes during the period attributable to (1) purchases and issues (each type separately) and (2) transfers into or out of Level 3 (each type separately, and the reasons for those transfers must also be disclosed). ASU 2018-13 does not change the quantitative Level 3 roll forward disclosure requirements under current U.S. GAAP for entities that are not nonpublic entities.

The following table presents the changes in assets classified in Level 3 of the fair value hierarchy for the twelve-month period ended December 31, 2021.

Level 3 - Securities Owned:
Stocks

		Level 3 Securities
Balance - January 1, 2021		$109,332
Receipts	260,789	
Purchases	0	
Net Purchases and Receipts		260,789
Gains (losses):		
Realized	0	
Unrealized	(47,021)	
Net Realized and Unrealized Gains(losses)		(47,021)
Transfers into Level 3	0	
Transfers out of Level 3	0	
Net Transfers		0
Balance - December 31, 2021		$323,100

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

On October 1, 2020, the Company changed the ASC 820 hierarchical level of its nonmarketable stocks. The Company believes the change in level and its application results in a disclosure that is representative of the fair value in the circumstances because the asset valuation of the amount transferred is based on a combination of mathematical models, complex market prices, subjective assumptions, and unobservable inputs. Additionally, assumptions from market participants are used when pricing the asset, given there is no readily available market information on them.

The Company's Level 3 investment have been valued at estimated fair value.

NOTE 6 – FIXED ASSETS

Fixed Assets consisted of the following at December 31, 2021:

Furniture	$ 174,193
Equipment	107,191
Leasehold improvements	482,329
	763,713
Less: accumulated depreciation/amortization	(416,382)
Total	$347,331

No equipment or fixtures were purchased through capital lease financing during 2021.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $22,873,695, which exceeded required net capital by $21,065,662 and a total aggregate indebtedness of $27,120,495. The Company's aggregate indebtedness to net capital ratio was 1.1857 to 1 at December 31, 2021.

NOTE 7 – NET CAPITAL REQUIREMENTS(CONTINUED)

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 – RELATED PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

In September 2018, a Master Administrative Services Agreement ("ASA") was signed between ZYXCO and various operating companies under ZYXCO. The Company is a party to the ASA. During the twelve-month period ended December 31, 2021 the Company has no material transactions related to the ASA. Receivables from Parent reflects the Company's estimated tax refund from Parent.

NOTE 9 - INCOME TAXES

The Company calculates the provision for income taxes by using a "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent. The Company's current provision is the amount of tax payable or refundable based on a hypothetical, current year, separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either dividends or capital contribution. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a capital contribution from the Parent to the Company.

NOTE 9 – INCOME TAXES(CONTINUED)

The components of the deferred tax assets and liabilities are attributable to the following items:

	December 31, 2021
Deferred Tax Assets:	
Deferred Rent	$166,494
Intangible Assets	5,683
Lease Liability	2,530,539
Total Deferred Tax Assets	2,702,716
Deferred Tax Liabilities:	
Property and Equipment	(206,202)
Unrealized Gains	(31,919)
Right of Use Leasehold Asset	(2,530,539)
Total Deferred Tax Liabilities	(2,768,660)
Net Deferred Tax Liabilities	$(65,944)

For the period January 1, 2021, through May 27, 2021, the Company's taxable income was included in the S Corporation tax return of the Parent, The Company will file consolidated federal, state and local tax returns with its Parent, which is a C Corporation for the period.

As of December 31, 2021, no liability for unrecognized tax benefits was required to be recorded. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations.

The Company uses the asset and liability method of accounting for income taxes. The current or deferred tax consequences of transactions are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and expected future tax consequences of events that have been included in the financial statements or tax returns using enacted tax rates in effect for the years in which the differences are expected to reverse.

NOTE 9 - INCOME TAXES (CONTINUED)

Under this method, a valuation allowance is used to offset deferred taxes if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized. Management evaluates the recoverability of deferred taxes and the adequacy of the valuation allowance annually.

The Company has filed, or is in the process of filing, tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome would be unknown, management believes that any adjustments that may result from tax return audits are not likely to have a material, adverse effect on our consolidated results of operations, financial position or cash flows.

Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2021, no interest or penalties were required to be recorded.

The Company files income tax returns in New York State, City, and various other states on a consolidated basis with its Parent. The Company is generally no longer subject to local income tax examinations by tax authorities for years prior to 2018

NOTE 10 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS

During January 2020, the Company renewed its original lease term to commence on January 15, 2020, and end on February 28, 2027.

As of December 31, 2021, future minimum lease rental payments are as follows:

Year ending December 31	Commitment
2022	$1,853,390
2023	1,891,150
2024	2,122,974
2025	2,122,974
2026	2,122,974
2027 and Thereafter	353,829
Total	$10,467,291

NOTE 10 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS (CONTINUED)

Reconciliation of lease commitment (undiscounted) to Lease Liabilities per Statement of Financial Conditions:

Total lease commitment	$10,467,291
Amounts representing discounts	(478,279)
Lease Liabilities per statement of financial condition	9,989,012

Discount rate used to calculate the present value of its future lease payments to recognize lease liability is 1.76%.

In the normal course of business, the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses.

The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.

The Company may be directly impacted from the markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

NOTE 11 – SUBORDINATED LOAN

During the fiscal year, the Company entered into a temporary subordinated loan agreement ("TSL") with a related party. All such TSLs are reviewed and approved by FINRA. The principal amount of the TSL was $27,500,000 at an interest rate of ten percent for a maximum period of 45 days. After receiving FINRA approval, the TSL was repaid prior to its maturity date.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2022, to determine if events or transactions occurring through the date the financial statements, require adjustment to or disclosure in the financial statements. The Company has determined there are no other material events that require adjustments or disclosure.